

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

Via E-Mail
Brenda Hart
Assistant General Counsel and Assistant Secretary
Alcoa, Inc.
390 Park Avenue
New York, NY 10022-4608

> **Re: Alcoa, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 7, 2015**
> **File No. 333-203275**

Dear Ms. Hart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 82

1. Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, including members of management who attended, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

2. Please provide us supplementally with copies of any board books or similar materials that Barclays used in making its financial presentations to the RTI board.

3. Please expand your disclosure to include an enhanced discussion of the reasons for the merger. For example, please provide disclosure regarding what led Mr. Kleinfeld to

initiate contact with Mr. Hernandez. See Item 4(a)(2) of Form S-4. Please also briefly discuss Alcoa's high level strategic plan that Mr. Kleinfeld described at the December 17, 2014 meeting as context for his belief that Alcoa and RTI would make strong strategic partners.

4. We note that your current disclosure provides less information regarding the reasons why RTI entered into the merger agreement. Please provide more detailed disclosure in your next amendment regarding the reasons why RTI entered into the merger agreement.

5. We note your disclosure regarding the RTI board meeting on December 18, 2015 to discuss the meeting between Mr. Kleinfeld and Mr. Hernandez and Ms. Hickton. Please expand your disclosure to provide details regarding the RTI board's decision to continue preliminary discussions with Alcoa regarding a merger transaction. Please also explain what the nature of the 'contractual exclusivity' was that Alcoa had requested.

6. Please briefly explain the nature of the "standstill in favor of RTI" that was included in the December 22 confidentiality agreement.

7. Please clarify the nature of the purpose and responsibilities of the Business Combination Committee that the RTI governance committee discussed forming at the December 22 meeting. In this regard, we note from your disclosure that it appears that the BC committee never met or acted independently of the entire RTI board. Please also briefly explain why each of the three directors named to that committee were chosen.

8. We note your disclosure regarding the meeting of the RTI Business Combination Committee and the other directors on January 6, 2015 during which "alternative transactions" and RTI's prospects as a standalone company were discussed. Please expand your disclosure to discuss the alternative transactions and standalone prospects considered by the directors of RTI.

9. Please elaborate on the 'recent comparable transactions' discussed at the January 9 meeting. Please discuss the multiples you refer to and the basis on which RTI determined that these transactions were comparable.

10. Communications between the parties between January 10 and January 22 refer to Alcoa's due diligence and request for additional financial and business information about RTI. Please clarify the nature of this information, and whether it included the RTI projections that RTI presented at the January 26 meeting, which are presented elsewhere in the proxy statement/prospectus, or other material information not publicly available.

11.   Please explain what aspects of Alcoa's February 20 offer required clarification from Alcoa, including with respect to the exchange ratio. Please also clarify what "terms favorable to RTI governing the offered exchange ratio" RTI determined to seek at the February 23 meeting, and that Ms. Hickton discussed with Mr. Kleinfeld on February 25. Please also clarify the nature of the 'certain other financial terms' Barclays requested of Greenhill on February 24.

12.   We note that the RTI board discussed the risks and merits of an all-stock transaction at its meeting on February 27. Please clarify whether an all-stock transaction had been a concern of RTI from the beginning, as we also note that Alcoa's original offer in December and subsequent revisions were all for Alcoa stock. Please also clarify the risks and merits of the form of consideration that the RTI board discussed at this meeting.

13.   We note your disclosure on page 86 that RTI provided Alcoa with financial projections prepared by RTI's management, and disclosure on page 103 that the information there "was included in" RTI's projections. Please confirm that you have disclosed all of the material financial projections that RTI provided to Alcoa on page 103, and revise the proxy statement/prospectus, if necessary, to disclose all material financial projections.

RTI's Reasons for the Merger; Recommendation of the RTI Board of Directors, page 88

14.   Please elaborate, either here or in the Background section, on the items that supported and detracted from the RTI board's recommendation of the merger. The significance of many of these items is unclear without additional context. For example, and not by way of limitation:

- In the third bullet point, what information about RTI and Alcoa did the RTI board consider to be material to its recommendation, and what did the RTI board consider to be the merger's potential effect on shareholder value?

- How does the potential impact of the merger on RTI's customer relationships, employees and business partners support the merger? Assuming that the RTI board believes the merger will impact these relationships favorably, please explain why.

- In the ninth bullet point, what "other factors" did the RTI board consider relevant to the valuation of the Alcoa stock constituting the merger consideration?

- In the thirteenth bullet point, what was RTI's standalone strategic plan and its associated risks, and how did those compare to the specific risks and benefits of the merger that the RTI board considered?

- What were the "other strategic alternatives reasonably available to RTI and its shareholders" that you reference in the fifteenth bullet point?

- In the sixteenth bullet point, you refer to synergies expected to result from the merger. If these synergies were quantified, please disclose. In this regard, we also that the RTI board considered the risk, addressed on page 92, that the combined company would not capture "anticipated cost savings and operational synergies".

15.   In the last paragraph beginning on page 92, please clarify that the items described in the forgoing discussion were all of the material factors that the RTI board considered in approving the merger agreement.

General, page 100

16.   We note that the description in this section regarding the relationships between RTI and Barclays does not provide a quantitative description of the fees paid to Barclays by RTI for the various services listed there. Please revise to provide such disclosure.

The Merger Agreement, page 115

17.   We note your statement that investors should not rely on the representations, warranties or covenants in the merger agreement as statements of the actual state of facts. We also note your statement that information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Alcoa or RTI. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors' reliance on these statements. Further, notwithstanding your disclaimer regarding changes after the date of the merger agreement, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement/prospectus not misleading. Please revise to remove the limitation on reliance and confirm your understanding. Note that we do not object to your statements cautioning investors to read these provisions in the context of your other disclosures.

Conditions to Complete the Merger, page 127

18.   We note your disclosure on pages 127 and 128 that it is a condition to RTI's obligation to close that it receive an opinion of counsel to the effect that the merger will qualify as a reorganization. We further note your disclosure that this condition may be waived. Please note that you must file an executed opinion of counsel before effectiveness opining on the qualification of the merger as a reorganization.

Material U.S. Federal Income Tax Consequences of the Merger, page 133

19.   Please revise the final paragraph of this section, on page 135, to clarify that you discuss material, rather than "certain material" U.S. federal income tax consequences. Please also remove the statement that the discussion is "for general information only", as this may suggest to investors that you are not responsible for the content of the discussion under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Ronald C. Chen, Esq.
        Wachtell, Lipton, Rosen & Katz